May 7, 2025

Chan Wan Shan Sandra
Chief Executive Officer
Bluemount Holdings Limited
Room 1007, 10/F, Capital Centre
151 Gloucester Road
Wan Chai, Hong Kong

       Re: Bluemount Holdings Limited
           Amendment No. 2 to Registration Statement on Form F-1
           Filed April 24, 2025
           File No. 333-285843
Dear Chan Wan Shan Sandra:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 22, 2025 letter.

Amendment No. 2 to Registration Statement on Form F-1
Application for Nasdaq Listing, page 197

1. Based on the disclosure in your financial statements, it appears that your total stockholders' equity was approximately $3.6 million as of December 31, 2024. Please tell us how you plan to comply with Nasdaq Listing Rule 5505(b)(3)(B) that requires companies listing on the Nasdaq Capital Market to have stockholders' equity of at least $4 million. Finally, revise your disclosure here to provide an update on the status of your Nasdaq application.
 May 7, 2025
Page 2

        Please contact Michael Henderson at 202-551-3364 or Michael Volley at 202-551-
3437 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Tonya Aldave at 202-551-
3601 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance
cc:   Lawrence Venick, Esq.